Queensridge Mining Resources, Inc.
912 Sir James Bridge Way
Las Vegas, Nevada 89145
Phone: (702) 596-5454

September 29, 2010

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street NE
Washington, D.C. 20549-3561

Attn:           H. Roger Schwall, Assistant Director

Re:          Queensridge Mining Resources, Inc.
Registration Statement on Form S-1, filed August 11, 2010
Your File No. 333-168775

Dear Mr. Schwall:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated September 8, 2010 by H. Roger Schwall, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Queensridge Mining Resources, Inc.

By:          /s/ Phillip Stromer
Phillip Stromer
Chief Executive Officer, Chief Financial Officer, Principle Accounting Officer
and sole Director